UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Solaris Oilfield Infrastructure, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value

(Title of Class of Securities)

83418M103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418M103

1.	Names of Reporting Persons Alger Associates, Inc. 13-3017981

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York, New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,214,879

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,214,879

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,879

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.09%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 83418M103

1.	Names of Reporting Persons Fred Alger & Company, Incorporated – 13-2665689

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,644,166

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,644,166

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,166

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.00%

12.	Type of Reporting Person (See Instructions) BD

CUSIP No. 83418M103

1.	Names of Reporting Persons Fred Alger Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,644,166

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,644,166

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,166

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.00%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Solaris Oilfield, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 9811 Katy Freeway, Suite 900 Houstan, TX 77024

Item 2.
	(a)	Name of Person Filing Alger Associates, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 360 Partk Avenue South, New York, NY 10010
	(c)	Citizenship New York
	(d)	Title of Class of Securities Class A Common Stock, $0.001 Par Value
	(e)	CUSIP Number 83418M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,214,879
(b) Percent of class: 8.09%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,214,879
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,214,879
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities reported herein are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Fred Alger Management, Inc., (“FAM”) or Weatherbie Capital, LLC, (“Weatherbie”) each a registered investment adviser. FAM is a 100% owned subsidiary of Fred Alger & Company, Incorporated, (“FAC”) a registered broker dealer. FAC is a 100% owned subsidiary of Alger Associates, Inc., (“AAI”) a holding company. Weatherbie is a 100% owned subsidiary of Alger Weatherbie Holdings, LLC, which is a 100% owned subsidiary of AAI.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
Date
/s/ Hal Liebes
Signature
Hal Liebes, Director, Chief Operating Officer
Name/Title

Exhibit A

Pursuant to Item 7 of this schedule, the following lists the identity and item 3 classification of each entity that directly beneficially owns shares of the security class being reported.

Fred Alger Management, Inc. — IA

Weatherbie Capital, LLC — IA